NAVISGO LLC, DBA NAVISYO
FINANCIAL STATEMENTS FOR THE PERIOD ENDED
December 31, 2021

TABLE OF CONTENTS

Navisyo Inc.
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	1,084.07
Revolute AED	0.30
Revolute AUD	4.82
Revolute CZK	0.02
Revolute EUR	183.05
Revolute USD	14,638.29
Wells Fargo Business Choice Checking (1613)	199,574.88
Wise AED	0.12
Wise CZK	101.54
Wise EUR Checking	35.53
Wise USD checking(2418)	25,972.77
Total Bank Accounts	**$ 241,595.39**
Other Current Assets	
Prepaid Expenses	8,977.11
Prepaid Marketing Expenses	0.00
Total Prepaid Expenses	**$ 8,977.11**
Start-up costs	116,896.00
Start-up Costs - Others	507,759.40
Start-up Expenses Consulting	32,469.35
Start-up Expenses IT	175,015.80
Total Other Current Assets	**$ 841,117.66**
Total Current Assets	**$ 1,082,713.05**
Fixed Assets	
Accumulated Depreciation - Computers 5yr	-144.89
Computers and Laptop	869.31
Total Fixed Assets	**$ 724.42**
Other Assets	
Intangible assets-IT Development Expenses	0.00
Prepaid Deposits on Purchases	111,264.28
Total Other Assets	**$ 111,264.28**
TOTAL ASSETS	**$ 1,194,701.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable	0.00
Total Other Current Liabilities	**$ 0.00**
Total Current Liabilities	**$ 0.00**
Long-Term Liabilities	
Investors Loans	1,120,000.00
Total Long-Term Liabilities	**$ 1,120,000.00**
Total Liabilities	**$ 1,120,000.00**
Equity	
Additional paid-in capital	49,013.10
Common Units, Issued	50,000.00
Opening Balance Equity	0.00
Preferred Units, Issued	46,621.57
Retained Earnings	-12,109.82
Net Income	-58,823.10
Total Equity	**$ 74,701.75**
TOTAL LIABILITIES AND EQUITY	**$ 1,194,701.75**

CEO & Founder
Alexander Michaels

Navisyo Inc.
Profit and Loss
January - December 2021

	Total
Income	
Revenue	0.00
Total Income	**$ 0.00**
Gross Profit	**$ 0.00**
Expenses	
Advertising & Marketing	0.00
Bank Charges	0.00
Bank Charges & Fees	5,405.85
Car & Truck	1,007.51
Car Rental	1,235.00
Total Car & Truck	**$ 2,242.51**
Commission Expense	0.00
Contractors	500.00
Depreciation Expense	
Depreciation Expense-Computers	144.89
Total Depreciation Expense	**$ 144.89**
Fee, subscriptions & membership	4,100.01
Fuel and Gas	1,657.32
Insurance	5,164.33
Legal & Professional Services	0.00
External Audit Fee	3,750.00
Total Legal & Professional Services	**$ 3,750.00**
Meals & Entertainment	8,983.95
Medical expenses	348.08
Miscellaneous Expenses	
Other Miscellaneous Expenses	27.84
Parking and Tolls	145.36
Total Miscellaneous Expenses	**$ 173.20**
Office rent	8,658.73
Office Supplies & Software	9,659.02
Other Business Expenses	2,719.55
Postal Expenses	10.14
Printing and Stationary	33.22
Reimbursable Expenses	384.49
Rent & Lease	1,500.00
Staff Training	142.00
Telephone and Internet	958.33
Travel	0.00
Utilities	1,046.19
Web Domain Expenses	1,249.86
Total Expenses	**$ 58,831.67**
Net Operating Income	**-$ 58,831.67**
Other Income	
Interests Income	8.57
Total Other Income	**$ 8.57**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$ 0.00**
Net Other Income	**$ 8.57**
Net Income	**-$ 58,823.10**

CEO & Founder
Alexander Michaels

NAVISGO LLC, DBA NAVISYO
EQUITY STATEMENT
DECEMBER 31, 2021

	Common Stock			Preferred Stock			Additional		Retained Earnings		
	Shares		Amount	Shares		Amount	Paid-in Capital		(Accumulated Deficit)		Total
BEGINNING BALANCE, JANUARY 01, 2021	910.00	$	92,445.43	90.00	$	46,621.57	$	-	$	(12,109.82)	$ 126,957.18
Contributions	-		6,567.67	-		-		-		-	$ 6,568
Other comprehensive gain / (loss)	-		-	-		-		-		-	$ -
Retained Earnings	-		-	-		-		-		(58,823.10)	$ (58,823)
ENDING BALANCE, DECEMBER 31, 2021	910.00	$	99,013.10	90.00	$	46,621.57	$	-	$	(70,932.92)	$ 74,701.75

_____
CEO & Founder
Alexander Michaels

Navisyo Inc.
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-58,823.10
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prepaid Expenses		0.00
Prepaid Expenses: Prepaid Marketing Expenses		0.00
Start-up Costs - Others		-507,759.40
Start-up Expenses Consulting		-32,469.35
Start-up Expenses IT		-175,015.80
Accumulated Depreciation - Computers 5yr		144.89
Loan Payable		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	715,099.66
Net cash provided by operating activities	-$	773,922.76
INVESTING ACTIVITIES		
Computers and Laptop		-869.31
Intangible assets-IT Development Expenses		0.00
Prepaid Deposits on Purchases		-111,264.28
Net cash provided by investing activities	-$	112,133.59
FINANCING ACTIVITIES		
Investors Loans		1,120,000.00
Additional paid-in capital		6,567.67
Opening Balance Equity		0.00
Retained Earnings		0.00
Net cash provided by financing activities	$	1,126,567.67
Net cash increase for period	$	240,511.32
Cash at beginning of period		1,084.07
Cash at end of period	$	241,595.39

_____

CEO & Founder
Alexander Michaels

NAVISGO LLC, DBA NAVISYO
NOTES TO THE FINANCIAL STATEMENT DECEMBER 31, 2021

1. Nature of Organization

The financial statements have been prepared to present the financial position and results of operations of the following related entity (collectively, the "Company").

Navisgo LLC, DBA Navisyo was incorporated in the State of Florida on April 23, 2020.

Navisyo is a tech start-up company that aims to revolutionize the global boating industry, empowering both the traveling community and the boat owners connecting them directly offering three categories of services, 'Floatel" for overnight stays on a boat, "Voyage" for those wishing to hop on a pre-schedule voyage with its owners and the third category of offers is called "Event" for those wishing to rent space on a boat to celebrate a special event on the water.

Navisyo LLC was converted to Navisyo Inc. in the State of Delaware on the 16th of November 2021 and subsequently received a qualification to do business in the State of Florida on December 09, 2021.

The Company operates on a December 31st year-end.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements include the accounts of Navisgo LLC, DBA Navisyo, (collectively, the "Company). Navisgo LLC, DBA Navisyo, is fully owned Navisgo LLC, DBA Navisyo. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of the costs for creating and developing the technological platform needed to provide the services of the Company.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

2. Summary of Significant Accounting Policies (continued).

Operations

All operations associated with Navisgo LLC, DBA is remote and has adapted to the current situation.

3. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

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CEO & Founder
Alexander Michaels